Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

August 25, 2017

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated June 30, 2017 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated June 30, 2017 contained in the Company’s Registration Statement (No. 333-218604-02) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
5.50% per annum Contingent Coupon Autocallable Reverse Convertible Securities due November 26, 2018	August 22, 2017	F428
5.75% per annum Contingent Coupon Autocallable Reverse Convertible Securities due November 26, 2018	August 22, 2017	F429
7.00% per annum Autocallable Reverse Convertible Securities due November 26, 2018	August 22, 2017	F431
Buffered Accelerated Return Equity Securities due August 26, 2021	August 22, 2017	K875
Buffered Accelerated Return Equity Securities due August 27, 2020	August 22, 2017	K876
Digital Barrier Notes due August 25, 2023	August 18, 2017	T1080
Digital Barrier Notes due August 25, 2023	August 18, 2017	T1081
Digital Barrier Notes due September 27, 2018	August 22, 2017	T1089

Auto-Callable Securities due August 25, 2022	August 22, 2017	T1091
7.00% per annum Contingent Coupon Callable Yield Notes due August 25, 2020	August 18, 2017	U2224
8.50% per annum Contingent Coupon Callable Yield Notes due August 25, 2020	August 18, 2017	U2225
8.85% per annum Contingent Coupon Callable Yield Notes due August 25, 2020	August 18, 2017	U2226
10.70% per annum Contingent Coupon Callable Yield Notes due August 25, 2020	August 18, 2017	U2227
5.50% per annum Contingent Coupon Callable Yield Notes due August 26, 2019	August 18, 2017	U2249
Trigger Callable Contingent Yield Notes (daily coupon observation)	August 18, 2017	U2256